Exhibit 3.1

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

AEGERION PHARMACEUTICALS, INC.

Aegerion Pharmaceuticals, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1.	The name of the Corporation is Aegerion Pharmaceuticals, Inc. The date of the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was February 4, 2005 (the “Original Certificate”). The name under which the Corporation filed the Original Certificate was Metexion, Inc. The Original Certificate was amended on June 8, 2005 and amended and restated on December 15, 2005 (the “First Amended and Restated Certificate”). The First Amended and Restated Certificate was amended on May 25, 2007.

2.	This Second Amended and Restated Certificate of Incorporation (the “Certificate”) amends, restates and integrates the provisions of the First Amended and Restated Certificate, as amended, and was duly adopted in accordance with the provisions of Sections 242 and 245 of the Delaware General Corporation Law (the “DGCL”).

3.	The text of the First Amended and Restated Certificate, as amended, is hereby amended and restated in its entirety to provide as herein set forth in full.

ARTICLE I

The name of the Corporation is Aegerion Pharmaceuticals, Inc.

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV

CAPITAL STOCK

The aggregate number of shares of capital stock which the Corporation shall have authority to issue is one hundred forty-three million (143,000,000) shares, of which (i) one hundred twenty-five million (125,000,000) shares shall be a class designated as common stock, par value $0.001 per share (the “Common Stock”) and (ii) eighteen million (18,000,000) shares shall be a class designated as Preferred Stock, par value $0.001 per share (the “Preferred Stock”), of which (a) thirteen million (13,000,000) shares shall be designated as Series A Convertible Preferred Stock (the “Series A Preferred”) and (b) five million (5,000,000) shares shall be designated as undesignated preferred stock (the “Undesignated Preferred Stock” and, together with the Series A Preferred).

The number of authorized shares of the class of Common Stock and Undesignated Preferred Stock may from time to time be increased or decreased (but not below the number of shares outstanding) by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to vote, without a vote of the holders of the Preferred Stock (subject to the terms of the Series A Preferred and except as otherwise provided in any certificate of designations of any series of Undesignated Preferred Stock).

The powers, preferences and rights of, and the qualifications, limitations and restrictions upon, each class or series of stock shall be determined in accordance with, or as set forth below in, this Article IV.

A. COMMON STOCK

Subject to all the rights, powers and preferences of the Preferred Stock and except as provided by law or in this Article IV (or in any certificate of designations of any series of Undesignated Preferred Stock):

(a) the holders of the Common Stock shall have the exclusive right to vote for the election of directors of the Corporation (the “Directors”) and on all other matters requiring stockholder action, each outstanding share entitling the holder thereof to one vote on each matter properly submitted to the stockholders of the Corporation for their vote; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate (or on any amendment to a certificate of designations of any series of Undesignated Preferred Stock) that alters or changes the powers, preferences, rights or other terms of one or more outstanding series of Undesignated Preferred Stock if the holders of such affected series are entitled to vote, either separately or together with the holders of one or more other such series, on such amendment pursuant to this Certificate (or pursuant to a certificate of designations of any series of Undesignated Preferred Stock) or pursuant to the DGCL;

(b) dividends may be declared and paid or set apart for payment upon the Common Stock out of any assets or funds of the Corporation legally available for the payment of dividends, but only when and as declared by the Board or any authorized committee thereof; and

(c) upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the net assets of the Corporation shall be distributed pro rata to the holders of the Common Stock.

B. SERIES A PREFERRED STOCK

The designations and the powers, preferences and rights of, and the qualifications, limitations and restrictions of the Series A Preferred are as follows:

1.	Liquidation Rights.

(a)	Treatment at Liquidation Dissolution Or Winding Up.

(i) Except as otherwise provided in Section 1(b) below, in the event of any voluntary or involuntary liquidation, dissolution, shut down, cessation of business or other winding up of the affairs of the Corporation (a “Liquidity Event”), the holders of Series A Preferred shall be entitled to be paid out of the assets of the Corporation legally available for distribution to holders of the Corporation’s capital stock of all classes, before a payment or distribution of any of such assets to the holders of any other class or series of the Corporation’s capital stock designated to be junior to the Series A Preferred, (A) an amount per share equal to the original purchase price of the Series A Preferred per share (which amount shall be subject to equitable adjustment whenever there shall occur a stock split, stock combination, stock dividend or other similar event with respect to the Series A Preferred and, as so adjusted from time to time, is hereinafter referred to as the “Applicable Base Liquidation Price”), plus (B) payment of all dividends accrued or declared but unpaid, to and including the date of distribution with respect to such Liquidity Event.

(ii) Following payment in full to the holders of Series A Preferred of all amounts distributable to them under Section 1(a)(i) hereof, the remaining assets of the Corporation available for distribution to holders of the Corporation’s capital stock shall be distributed on a pro rata basis among (A) the holders of Series A Preferred, on a Common Stock equivalent basis, and (B) the holders of Common Stock.

(iii) If the assets of the Corporation shall be insufficient to permit the payment in full to the holders of Series A Preferred of all amounts distributable to them under Section 1(a)(i) hereof, then the entire assets of the Corporation available for such distribution shall be distributed ratably among the holders of Series A Preferred in proportion to the respective amounts they would be entitled to receive if the assets of the Corporation were sufficient to permit the payment in full of all amounts distributable to them under Section 1(a)(i) hereof.

(b) Treatment of Sales, Mergers and Reorganizations. Any (i) sale, lease, exchange, conveyance or other disposition of all or substantially all of the assets of the Corporation (an “Asset Transfer”), (ii) consolidation or merger of the Corporation with or into any other corporation or other entity or person, or any other corporate reorganization, in which the stockholders of the Corporation immediately prior to such consolidation, merger or reorganization, own less than fifty percent (50%) of the voting power of the surviving entity immediately after such consolidation, merger or reorganization (a “Merger”) or (iii) any transaction or series of related transactions to which the Corporation is a party in which in excess of fifty percent (50%) of the Corporation’s voting power is transferred (an “Acquisition” and, together with any Asset Transfer or a Merger, a “Sale Event”) shall be deemed to be a Liquidity Event for purposes of this Section 1, unless otherwise determined by the affirmative election by vote or with consent of the holders of at least a majority of the Series A Preferred, with such majority to include at least two of the three following holders: Advent International Entity, Alta Partners Entity or Index Ventures Entity (all as defined below) (“Required Series A Majority”); provided that a Sale Event shall not include any transaction involving only a change in the state of incorporation of the Corporation.

For the purposes of this Amended and Restated Certificate of Incorporation, the following definitions shall apply:

“Advent International Entity” shall mean any of the following: Advent Healthcare and Life Sciences III Limited Partnership, Advent Healthcare and Life Sciences III-A Limited Partnership, Advent Partners HLS III Limited Partnership.

“Alta Partners Entity” shall mean any of the following: Alta BioPharma Partners III, L.P., Alta BioPharma Partners III GmbH & Co. Beteiligungs KG, Alta Embarcadero BioPharma Partners III, LLC.

“Index Ventures Entity” shall mean any of the following. Index Ventures III (Jersey) L.P., Index Ventures III (Delaware) L.P., Index Ventures III Parallel Entrepreneur Fund (Jersey) L.P. and index Venture Management S.A. on behalf of Index Employee Investment Plan.

(c) Distributions other than Cash. Whenever the distribution provided for in this Section 1, shall be payable in property other than cash, the value of such property shall be the fair market value of such property as determined in good faith by the Board, except that property consisting of securities that are registered under the Securities Act of 1933, as amended, that are freely-tradable upon issuance and are not subject to investment letter, lock-up letter or airy similar restriction on free marketability and transferability, shall be valued as follows:

(i) if traded on a securities exchange, the value shall be deemed to be the average of the security’s closing prices on such exchange over the thirty (30) day period ending three (3) days prior to the distribution;

(ii) if actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty (30) day period ending three (3) days prior to the distribution;

(iii) if there is no active public market, the value shall be the fair market value thereof as determined in good faith by the Board of Directors; and

(iv) if such securities are subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder’s status as an affiliate or former affiliate), the method of valuation of such securities shall be to make an appropriate discount from the market value determined in clauses (i), (ii) or (iii) above, as applicable, to reflect the approximate fair market value thereof, as determined by the Board of Directors.

(d) The Corporation shall give each holder of record of Series A Preferred written notice of an impending transaction described in Section 2(b) above not later than ten (10) business days prior to the stockholders’ meeting called to approve such transaction, or ten (10)

business days prior to the closing of such transaction, whichever is earlier. Such notice shall describe the material terms and conditions of the impending transaction and the provisions of this Section l . The transaction shall in no event take place sooner than ten business (10) days after this Corporation has given such notice; provided, however, that the requirements of this Section 1(d) may be waived prospectively or retroactively upon the written consent of the holders of Series A Preferred that are entitled to such notice rights or similar notice rights and that represent at least a majority of the voting power of all outstanding shares of such Series A Preferred.

2. Conversion. The holders of Series A Preferred shall have conversion rights as follows:

(a) Right to Convert; Conversion Price. Each share of Series A Preferred shall be convertible, without the payment of any additional consideration by the holder thereof and at the option of the holder thereof, at any tine after the date of issuance of such share, at the office of the Corporation, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing (1) the Applicable Base Liquidation Price plus all dividends accrued or declared but unpaid, up to and including the date of conversion (the “Adjusted Liquidation Price”), by (2) the Applicable Conversion Price, determined as hereinafter provided, in effect at the time of conversion. The Applicable Conversion Price for purposes of calculating the number of shares of Common Stock deliverable upon conversion shall initially be equal to $1.8599. Such initial Applicable Conversion Price shall be subject to adjustment, in order to adjust the number of shares of Common Stock into which the Series A Preferred is convertible, as hereinafter provided.

(b) Mechanics of Conversion. Before any holder of Series A Preferred shall be entitled to convert the same into full shares of Common Stock, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation and shall give written notice to the Corporation at such office that such holder elects to convert the same and shall state therein the name of such holder or the name or names of the nominees of such holder in which such holder wishes the certificate or certificates for shares of Common Stock to he issued. No fractional shares of Common Stock shall be issued upon conversion of any shares of Series A Preferred. In lieu of any fractional shares of Common Stock to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then effective Applicable Conversion Price. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Series A Preferred, or to such holder’s nominee or nominees, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid, together with cash in lieu of any fraction of a share. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series A Preferred to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.

(c) Automatic Conversion.

(i) Each share of Series A Preferred shall automatically be converted into such number of fully paid and non-assessable shares of Common Stock as determined by dividing (1) the Applicable Base Liquidation Price plus all dividends accrued or declared but unpaid, to and including the date of conversion by (2) the Applicable Conversion Price in effect at the time of conversion upon the earlier to occur of the following:

(A) Immediately prior to the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock (a “Qualified Public Offering”); or

(B) The affirmative vote thereof or consent of the Required Series A Majority, voting together as a single class.

(ii) Upon the occurrence of an event specified in Section 2(c)(i) hereof, all shares of Series A Preferred shall be converted automatically without any further action by any holder of such shares and whether or not the certificate or certificates representing such shares are surrendered to the Corporation; provided, however, that the Corporation shall not be obligated to issue a certificate or certificates evidencing the shares of Common Stock into which such shares of Series A Preferred were convertible unless the certificate or certificates representing such shares of Series A Preferred being converted are either delivered to the Corporation, or the holder notifies the Corporation that such certificate or certificates have been lost, stolen, or destroyed and executes and delivers an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection therewith and, if the Corporation so elects, provides an appropriate indemnity.

(iii) Upon the occurrence of an event specified in Section 2(c)(i) hereof, each holder of Series A Preferred shall surrender the certificate or certificates representing such holder’s shares of Series A Preferred at the office of the Corporation. Thereupon, there shall be issued and delivered to such holder, promptly at such office and in such holder’s name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock into which the shares of Series A Preferred surrendered were convertible on the date on which such automatic conversion occurred. No fractional shares of Common Stock shall be issued upon the automatic conversion of Series A Preferred. In lieu of any fractional shares of Common Stock to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then effective Applicable Conversion Price.

(d) Adjustments to Conversion Price for Diluting issues and Special Adjustment for Certain Default.

(i) Special Definitions. For purposes of this Section 2(d), the following definitions shall apply:

(A) “Additional Shares of Common Stock” shall mean all shares of

Common Stock issued (or, pursuant to Section 2(d)(ii) hereof, deemed to be issued) by the Corporation after the Original Issue Date, other than Excluded Securities.

(B) “Alternative License Agreement” shall mean a definitive patent license agreement, or similar agreement, between the Corporation and one or more unaffiliated parties (the “Licensor”), in form and substance satisfactory to the Required Series A Majority, pursuant to which the Corporation, as an alternative to the BMS Agreement and the UPenn Patent License Agreement, acquires intellectual property rights satisfactory to the Required Series A Majority in their sole discretion.

(C) “BMS Agreement” shall mean a definitive agreement, between The Trustees of The University of Pennsylvania (“UPenn”) and Bristol-Myers Squibb Company (“BMS”), in form and substance satisfactory to the Required Series A Majority in their sole discretion, entered into pursuant to and consistent with that certain Letter of intent between UPenn and BMS referred to in Section 2.13 of the Preferred Stock Purchase Agreement.

(D) “Convertible Securities” shall mean any evidences of indebtedness, shares (other than Common Stock or Preferred Stock) or other securities directly or indirectly convertible into or exchangeable for Common Stock.

(E) “Excluded Securities” shall mean

(1) up to (a) 1,670,060 Options (subject to adjustments for stock splits, dividends, recapitalizations and other similar events) issued under the Corporation’s 2005 Stock Incentive Plan or such higher number of Options (subject to adjustments for stock splits, dividends, recapitalizations and other similar events) issued under the Corporation’s 2005 Stock Incentive Plan or under any new stock plan, in each case as approved by the Board, including the affirmative vote of all Series A Directors, and (b) shares of Common Stock issued in connection with the exercise of any Option issued in accordance with the foregoing clause (a);

(2) shares of Common Stock or Convertible Securities issued or issuable (a) in connection with a bona fide business acquisition by the Corporation, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise, in each case as approved by the Board, including the affirmative vote of all Series A Directors and (b) in connection with the conversion of any such Convertible Securities issued in accordance with the foregoing clause (a);

(3) shares of Common Stock or Convertible Securities issued or issuable (a) to vendors, commercial lenders, equipment lessors,

landlords, executive recruiters or similar entities in connection with bona fide equipment, or real estate lease financings, debt financings, employee search engagements or similar transactions, the terms of which are approved by the Board, including the affirmative vote of all Series A Directors, and (b) in connection with the conversion of any such Convertible Securities issued in accordance with the foregoing clause (a);

(4) shares of Common Stock or Convertible Securities issued or issuable (a) in connection with a joint venture or licensing arrangement, the terms of which are approved by the Board, including the affirmative vote of all Series A Directors, and (b) in connection with the conversion of any such Convertible Securities issued in accordance with the foregoing clause (a);

(5) shares of Common Stock issued or issuable upon conversion of shares of Preferred Stock;

(6) shares of Common Stock issued, or issuable as a dividend on the shares of Preferred Stock; and

(7) shares of Common Stock issued by reason of a dividend, stock split or other distribution on shares of Common Stock to the extent an adjustment is made with respect to such dividend, stock split or other distribution on shares of Common Stock under Section 2(d)(v) hereof.

The Excluded Securities shall include any additional shares of Common Stock as may be issued or deemed issued by virtue of antidilution provisions; if any, contained in the terms of such Options or Convertible Securities, as the case may be.

(F) “Option” shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(G) “Original Issue Date” shall mean, in the case of the Series A Preferred the date on which shares of Series A Preferred were first issued.

(H) “Preferred Stock Purchase Agreement” shall mean that certain Preferred Stock Purchase Agreement by and among the Corporation and the holders of the Series A Preferred pursuant to which the shares of Series A Preferred were issued and sold, as amended or modified in accordance with its terms.

(I) “Series A Directors” shall mean those directors nominated by the holders of the Series A Preferred pursuant to Section 3(c) hereof.

(J) “UPenn Patent License Agreement” shall mean a definitive Patent License Agreement between the Corporation and UPenn, in form and substance satisfactory to the Required Series A Majority in their sole discretion, entered into pursuant to and consistent with that certain Non-Binding Term Sheet between the Corporation and UPenn referred to in Section 2.13 of the Preferred Stock Purchase Agreement.

(ii)	Issue of Securities Deemed Issue of Additional Shares of Common Stock.

(A) Options and Convertible Securities. In the event the Corporation at any time after the Original Issue Date shall issue any Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue provided that Additional Shares of Common Stock shall not be deemed to have been issued unless the consideration per share (determined pursuant to Section 2(d)(iv) hereof) of such Additional Shares of Common Stock would be less than the Applicable Conversion Price in effect immediately prior to such issue, and provided further that in any such case in which Additional Shares of Common Stock are deemed to be outstanding:

(1) Except as provided in clause (II) below, no further adjustment in the Applicable Conversion Price shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock upon the exercise of such Options or conversion or exchange of such Convertible Securities;

(2) If such Options or Convertible Securities by their terms provide, with the passage of tinge or otherwise, for any increase in the consideration payable to the Corporation, or decrease in the number of shares of Common Stock issuable upon the exercise, conversion or exchange thereof, the Applicable Conversion Price computed upon the original issue thereof, and any subsequent adjustments based thereon, shall, upon any such increase or decrease becoming effective, be recomputed to reflect such increase or decrease insofar as it affects such Options or the rights of conversion or exchange under such Convertible Securities;

(3) Upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities which shall not have been exercised, the Applicable Conversion Price computed upon the original issue thereof and any subsequent adjustments based thereon, shall, upon such expiration, be recomputed as if:

(I)	In the case of Convertible Securities or Options for Common Stock, the only Additional Shares of Common Stock issued were the shares of Common Stock, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefor was the consideration actually received by the Corporation for the issue of all such Options, whether or not exercised, plus the consideration, actually received by the Corporation upon such exercise, or for the issue of all such Convertible Securities which were actually converted or exchanged, plus the additional consideration, if any, actually received by the Corporation upon such conversion or exchange; and

(II)	In the case of Options for Convertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options, and the consideration received by the Corporation for the Additional Shares of Common Stock deemed to have been then issued was the consideration actually received by the Corporation for the issue of all such Options, whether or not exercised, plus the consideration deemed to have been received by the Corporation (determined pursuant to Section 2(d)(iv)) upon the issue of the Convertible Securities with respect to which such Options were actually exercised,

(4) No readjustment pursuant to clause (II) or (III) above shall have the effect of increasing the Applicable Conversion Price to an amount which exceeds the lower of (a) the Applicable Conversion Price on the original adjustment date, or (b) the Applicable Conversion Price that would have resulted from any issuance of Additional Shares of Common Stock between the original adjustment date and such readjustment date; and

(5) In the case of any Options which expire by their terms not more than sixty (60) days after the date of issue thereof, no adjustment of the Applicable Conversion Price shall be made until the expiration or exercise of all such Options, whereupon such adjustment shall be made in the same manner provided in clause (III) above.

(B) Stock Dividends, Stock Distributions and Subdivisions. In the event the Corporation at any time or from time to time after the Original

Issue Date shall pay any dividend or make any other distribution on the Common Stock payable in Common Stock or effect a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in Common Stock), then and in any such event Additional Shares of Common Stock shall be deemed to have been issued:

(1) In the case of any such dividend or distribution, immediately after the close of business on the record date for the determination of holders of any class of securities entitled to receive such dividend or distribution; or

(2) In the case of any such subdivision, at the close of business on the date immediately prior to the date upon which corporate action becomes effective.

(iii) Adjustment of Applicable Conversion Price Upon Issuance of Additional Shares of Common Stock.

(A) In the event the Corporation shall issue Additional Shares of Common Stock (including, without limitation, Additional Shares of Common Stock deemed to be issued pursuant to Section 2(d)(ii)(A) but excluding Additional Shares of Common Stock issued or deemed to be issued pursuant to Section 2(d)(ii)(B), which event is dealt with in Section 2(d)(v) hereof), without consideration or for a consideration per share less than the Applicable Conversion Price in effect for the Series A Preferred immediately prior to such issue, then and in such event, such Applicable Conversion Price for the Series A Preferred shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) determined by multiplying the Applicable Conversion Price for the Series A Preferred by a fraction, the numerator of which shall be (x) the number of shares of Common Stock outstanding immediately prior to such issue plus (y) the number of shares of Common Stock which the aggregate consideration received or deemed to have been received by the Corporation for the total number of Additional Shares of Common Stock so issued would purchase if issued at the Applicable Conversion Price for the Series A Preferred in effect immediately prior to such issuance of Additional Shares of Common Stock, and the denominator of which shall be (w) the number of shares of Common Stock outstanding immediately prior to such issue plus (z) the number of Additional Shares of Common Stock actually issued or deemed to be issued.

(B) For the purposes of Sections 2(d)(iii)(A) hereof, (i) all shares of Common Stock issuable upon conversion of shares of Series A Preferred and upon exercise of Options or conversion or exchange of Convertible Securities outstanding immediately prior to any issue of Additional Shares of Common Stock, shall be deemed to be outstanding and (ii) immediately after any Additional Shares of Common Stock are deemed issued pursuant to Section 2(d)(ii), such Additional Shares of Common Stock shall be deemed to be outstanding.

(C) Notwithstanding anything to the contrary contained herein, the Applicable Conversion Price in effect at the time Additional Shares of Common Stock are issued or deemed to be issued shall not be reduced pursuant to Section 2(d)(iii)(A) hereof at such time if the amount of such reduction would be an amount less than $0.01, but any such amount shall be carried forward and reduction with respect thereto made at the time of and together with any subsequent reduction which, together with such amount and any other amount or amounts so carried forward, shall aggregate $0.01 or more.

(iv) Determination of Consideration. For purposes of this Section 2(d), the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(A) Cash and Property. Such consideration shall:

(1) Insofar as it consists of cash, be computed, at the aggregate amounts of cash received by the Corporation excluding amounts paid or payable for accrued interest or accrued dividends and less any discounts, commissions or other expenses incurred by the Corporation for any underwriting or otherwise in connection with the issuance or sale of such Additional Shares of Common Stock;

(2) Insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors;

(3) In the event that Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (I) and (II) above, as determined in good faith by the Board of Directors.

(B) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 2(d)(ii)(A), relating to Options and Convertible Securities, shall be determined by dividing (I) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by (II) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

(v) Adjustment for Dividends, Distributions, Subdivisions, Combinations or Consolidations of Common Stock.

(A) Stock Dividends, Distributions or Subdivisions. In the event the Corporation shall issue Additional Shares of Common Stock pursuant to Section 2(d)(ii)(B) in a stock dividend, stock distribution or subdivision, the Applicable Conversion Price in effect immediately prior to such stock dividend, stock distribution or subdivision shall concurrently with the effectiveness of such stock dividend, stock distribution or subdivision, be proportionately decreased.

(B) Combinations or Consolidations. In the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, the Applicable Conversion Price in effect immediately prior to such combination or consolidation shall, concurrently with the effectiveness of such combination or consolidation, be proportionately increased.

(vi) Special Adjustment for Certain Default. In the event that, on or prior to June 15, 2006 (the “Special Adjustment Date”), the Corporation has not delivered to Advent International Corp. either (i) copies of the BMS Agreement and the UPenn Patent License Agreement executed by each party thereto, or (ii) a copy of the Alternative License Agreement executed by each party thereto, then, at the option of the Required Series A Majority, either (a) at the close of business (Boston time) on the Special Adjustment Date, the Applicable Conversion Price in effect for the Series A Preferred immediately prior to such close of business shall be reduced to $0.6199 or (b) the Redemption Notice under 2(B)(6)(a)(ii) may be sent by the Required Series A Majority.

(e) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Applicable Conversion Price or Applicable Base Liquidation Price pursuant to this Section 2, the Corporation shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each affected holder of Series A Preferred, a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any affected holder of Series A Preferred, furnish to such holder a certificate setting forth (i) such adjustments or readjustments and facts, (ii) the Applicable Conversion Price or Applicable Base Liquidation Price at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon conversion of each share of Series A Preferred.

3. Voting Rights.

(a) Generally. Except as otherwise required by law or this Amended and Restated Certificate of incorporation and in addition to the rights provided by the Corporation’s By-Laws, the holders of Series A Preferred and the holders of Common Stock shall be entitled to notice of any stockholders’ meeting and to vote as a single class upon any matter submitted to the stockholders for a vote, on the following basis:

(i) Holders of Common Stock shall have one vote per share of Common Stock held by them; and

(ii) Each holder of shares of Series A Preferred shall be entitled to the number of votes equal to the number of shares of Common Stock into which such holder’s shares of Series A Preferred could be converted on the date for determination of stockholders entitled to vote at the meeting, rounded to the nearest one-tenth of a share.

(b) Board Size. The Corporation shall not, without the affirmative vote or written consent of the Required Series A Majority, increase the maximum number of directors constituting the Corporation’s Board of Directors to a number in excess of six (6).

(c) Series A Directors. In addition to voting as a single class with the holders of Common Stock for the election of directors, the holders of a majority in voting power of the Series A Preferred, voting separately as a class, shall at all times be entitled to elect three (3) members of the Board (the “Series A Directors”).

(d) Written Consents. Matters that are required by this Amended and Restated Certificate of Incorporation to be approved by a vote of holders of any series or class of capital stock may be approved at a meeting or by written consent in accordance with the General Corporation Law of the State of Delaware.

4. Dividend Rights.

(a) From and after the Original Issue Date, dividends shall accrue on a daily basis and compound annually on each share of the Series A Preferred at the rate per annum equal to seven percent (7%) (the “Preferred Dividends”) of the original purchase price of Series A Preferred. The Preferred Dividends shall be cumulative from the Original Issue Date and shall be paid when, as and if declared by the Board or as otherwise set forth in this Amended and Restated Certificate.

(b) No dividend shall be paid on any shares of Common Stock unless all accrued and unpaid dividends for the Series A Preferred have first been paid. If the Board of Directors shall declare a dividend payable upon the then outstanding shares of the Common Stock (other than a dividend payable entirely in shares of the Common Stock of the Corporation), then the Board shall declare at the same time a dividend upon the then outstanding shares of Series A Preferred payable at the same time as the dividend paid on the Common Stock, in an amount equal to the amount of dividends per share of Series A Preferred as would have been payable on the shares of Common Stock which each share of Series A Preferred held by each holder thereof would have received if such Series A Preferred had been converted to Common Stock pursuant to the provision of Section 2 hereof as of the record date for the determination of holders of Common Stock entitled to receive such dividends.

5. Protective Provisions. The Corporation shall not, without first having obtained the affirmative vote or written consent of the holders of the Required Series A Majority:

(a) Amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation (including any filing of a Certificate of Designation), whether by amendment, consolidation, merger or otherwise, or amend, alter or repeal any provision of the Corporation’s By-laws;

(b) Authorize or designate (whether by reclassification or otherwise) or issue any new class or series of capital stock of the Corporation or any obligations or securities convertible into equity securities of the Corporation having relative rights or preferences superior to or on a parity with the Series A Preferred (including, without limitation, Excluded Securities), or effect an increase in the authorized or designated number of any such new class or series;

(c) Increase the number of shares of Common Stock reserved under the Corporation’s stock option plan (except when such increase is a result of an equitable adjustment related to a stock split, stock combination, stock dividend or other similar event) or adopt a new stock option plan;

(d) Authorize or effect any Liquidity Event or Sale Event or take any other action which results in a Liquidity Event or Sale Event or consummate any merger or consolidation of the Corporation with or into any other corporation or entity;

(e) Increase or decrease the authorized number of directors comprising the Board;

(f) Alter the mechanism or procedures for designating or electing members of the Board;

(g) Redeem, repurchase or otherwise acquire, or set aside any sums for the redemption, repurchase or other acquisition of; any capital stock or options to purchase capital stock of the Corporation, or any obligations or securities convertible into shares of capital stock (other than the redemption of the Series A Preferred described herein and the repurchase off shares of stock from employees, consultants and advisors pursuant to agreements which permit the Corporation to repurchase such shares at cost or fair market value, as such agreement may provide therein, upon termination of services to the Corporation or in exercise of the Corporation’s right of first refusal upon a proposed transfer);

(h) Declare or pay a dividend or other distribution on the Common Stock or on any other class or series of capital stock (other than the Series A Preferred), or any other action that results in a dividend or other distribution on the Common Stock or on any other class or series of capital stock (other than the Series A Preferred); or

(i) Purchase, lease, license or otherwise acquire for value, or agree or commit to purchase, lease, license or otherwise acquire for value, (i) any material ownership interest, or right to acquire a material ownership interest, in another corporation, partnership, limited liability company or other entity or (ii) all or substantially of the assets of any (A) such other corporation, partnership, limited liability company or other entity or (B) any line of business, division or material portion of any such other corporation, partnership, limited liability company.

6. Redemption.

(a)

(i) Redemption After Five Years. At the request of the holder or holders of the Required Series A Majority, voting as a separate class (individually, a “Requesting Holder” and, collectively, the “Requesting Holders”), received by the Corporation at any time after the fifth anniversary of the Original Issue Date but prior to a Qualified Public Offering, such request to be made in writing and delivered to the Corporation in accordance with the provisions of Section 6(c) hereof (the “Redemption Notice”), the Corporation shall redeem on the date that is sixty (60) days following the date of the Redemption Notice (the “Initial Redemption Date”) and on each of the first and second anniversaries of the Initial Redemption Date (together with the Initial Redemption Date, each a “Five Year Redemption Date”), unless otherwise prevented by law, thirty-three and one-third percent (33 1/3%) of the then outstanding shares of Series A Preferred held by such Requesting Holders and any other holders of Series A Preferred who wish to be redeemed concurrently with such Requesting Holders, at a redemption price equal to the original purchase price of the Series A Preferred per share of such Series A Preferred (which amount shall be subject to equitable adjustment whenever there shall have occurred a stock split, stock combination, stock dividend or other similar event with respect to the Series A Preferred), plus an amount equal to any accrued or declared but unpaid dividends thereon (the “Redemption Price”).

(ii) Redemption After Special Adjustment Date. In the event that the Required Series A Majority have chosen to have their shares of Series A Preferred redeemed pursuant to Section (B)(2)(d)(vi) therein, at the request of the Required Series A Majority, voting as a. separate class (individually, a “Requesting Holder” and, collectively, the “Requesting Holders”), received by the Corporation at any time after the Special Adjustment Date but prior to a Qualified Public Offering, such request to be made in writing and delivered to the Corporation in accordance with the provisions of Section 6(c) hereof (the “Redemption Notice”), the Corporation shall redeem on the date that is thirty (30) days following the date of the Redemption Notice (the “Special Adjustment Redemption Date”), unless otherwise prevented by law, one hundred percent (100%) of the then outstanding shares of Series A Preferred held by such Requesting Holders and any other holders of Series A Preferred who wish to be redeemed concurrently with such Requesting Holders, at a per share price equal to the Redemption Price.

(iii) Redemption Date. The Initial Redemption Date, each Five Year Redemption Date, and the Special Adjustment Redemption Date is a “Redemption Date.”

(b) If the Redemption Notice shall have been duly given, and i f on the applicable Redemption Date the Redemption Price payable upon redemption of the shares of Series A Preferred to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor, then notwithstanding that the certificates evidencing any of the shares of Series A Preferred so called for redemption shall not have been surrendered, dividends with respect to such shares of Series A Preferred shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of their certificate or certificates therefor.

(c) Any Redemption Notice shall be sent pursuant to this Section 6 by first-class, certified mail, return receipt requested, postage prepaid, to the Corporation at its principal place of business or to any transfer agent of the Corporation and shall be deemed received on the 5th business day (or if sent overseas, on the 10th business day) following the day such mailing is made. Within fifteen (15) business days of receipt of a Redemption Notice, the Corporation shall notify in writing all other holders of Series A Preferred of the request by a Requesting Holder for the redemption of Series A Preferred (the “Corporation Notice”) and the date of first Redemption Date. On each Redemption Date, the Corporation shall pay each holder of Series A Preferred the applicable Redemption Price pursuant to the terms of Section 6(a), provided that the Corporation has received the certificates representing the shares of Series A Preferred to be redeemed. If, on any Redemption Date, less than all the shares of Series A Preferred to be redeemed on such Redemption Date may be legally redeemed by the Corporation, the number of shares of Series A Preferred legally permitted to be redeemed shall be allocated pro rata among the holders of Series A Preferred, and any shares of Series A Preferred intended to but not redeemed on such Redemption Date shall be redeemed, at the holder’s election, on any date following such Redemption Date on which the Corporation may lawfully redeem such shares in which case the shares of Series A Preferred not redeemed on such Redemption Date shall continue to be outstanding and entitled such holder to all rights, powers and privileges of a holder of such shares. The Corporation shall redeem (unless otherwise prevented by law) the shares of Series A Preferred being redeemed on the applicable Redemption Date and the Corporation shall promptly advise each holder of Series A Preferred of such Redemption Date or of the relevant facts applicable thereto preventing such redemption. Upon redemption of only a portion of the number of shares covered by a Series A Preferred certificate, the Corporation shall issue and deliver to or upon the written order of the holder of such Series A Preferred certificate, at the expense of the Corporation, a new certificate covering the number of shares of the Series A Preferred representing the unredeemed portion of the Series A Preferred certificate, which new certificate shall entitle the holder thereof to all the rights, powers and privileges of a holder of such shares.

(d) In the event that the Corporation fails to pay the applicable Redemption Price on the applicable Redemption Date pursuant to the terms of Section 6(a), interest at the rate of twelve percent (12%) per annum shall accrue on the unpaid balance, payable quarterly in arrears.

7. No Reissuance of Series A Preferred. No share or shares of Series A Preferred acquired by the Corporation by reason off redemption, purchase, conversion or otherwise shall be reissued, and all such shares shall be canceled, retired and eliminated from the shares which the corporation shall be authorized to issue.

8. Residual Rights. All rights accruing to the outstanding shares of the Corporation not expressly provided for in the terms of the Series A Preferred shall be vested in the Common Stock.

9. Stock to be Reserved. The Corporation will at all times reserve and keep available out of its authorized Common Stock, solely for the purpose of issuance upon the conversion of Series A Preferred as herein provided, such number of shares of Common Stock as shall then be issuable upon the conversion of all outstanding shares of Series A Preferred. The Corporation covenants that all shares of Common Stock which shall be so issued shall be duly and validly issued and fully paid and nonassessable and free from all taxes, liens and charges with respect to the issue thereof, and, without limiting the generality of the foregoing, the Corporation covenants that it will from time to time take all such action as may be required to assure that the par value per share of the Common Stock is at all times equal to or less than the Applicable Conversion Price in effect at the time. The Corporation will take all such action as may be necessary to assure that all such shares of Common Stock may be so issued without violation of any applicable law or regulation, or of any requirement of any national securities exchange upon which the Common Stock may be listed. The Corporation will not take any action which results in any adjustment of the Applicable Conversion Price if the total number of shares of Common Stock issued and issuable after such action upon conversion of the Series A Preferred would exceed the total number of shares of Common Stock then authorized by the Corporation’s certificate of incorporation.

C. UNDESIGNATED PREFERRED STOCK

The Board of Directors or any authorized committee thereof is expressly authorized, to the fullest extent permitted by law, to provide for the issuance of the shares of Undesignated Preferred Stock in one or more series of such stock, and by filing a certificate pursuant to applicable law of the State of Delaware, to establish or change from time to time the number of shares of each such series, and to fix the designations, powers, including voting powers, full or limited, or no voting powers, preferences and the relative, participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereof.

ARTICLE V

STOCKHOLDER ACTION

Effective from and after the mandatory conversion of all outstanding shares of Series A Preferred pursuant to Section 2(c) of Part B of Article IV of this Certificate of Incorporation (the time at which such mandatory conversion occurs being referred to herein as the “Mandatory Conversion Time”):

(a) Action without Meeting. Except as otherwise provided herein, any action required or permitted to be taken by the stockholders of the Corporation at any annual or special meeting of stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders and may not be taken or effected by a written consent of stockholders in lieu thereof.

(b) Special Meetings. Except as otherwise required by statute and subject to the rights, if any, of the holders of any series of Undesignated Preferred Stock, special meetings of the stockholders of the Corporation may be called only by the Board of Directors acting pursuant to a resolution approved by the affirmative vote of a majority of the Directors then in office. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders of the Corporation.

ARTICLE VI

DIRECTORS

A. Before and after the Mandatory Conversion Time:

1. General. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors except as otherwise provided herein or required by law.

B. Effective from and after the Mandatory Conversion Time:

1. Election of Directors. Election of Directors need not be by written ballot unless the By-laws of the Corporation (the “By-laws”) shall so provide.

2. Number of Directors; Term of Office. The number of Directors of the Corporation shall be fixed solely and exclusively by resolution duly adopted from time to time by the Board of Directors. The Directors, other than those who may be elected by the holders of any series of Preferred Stock, shall be classified, with respect to the term for which they severally hold office, into three classes, as nearly equal in number as reasonably possible. The initial Class I Directors of the Corporation shall be Kevin Johnson, David Arkowitz and Antonio Gotto; the initial Class II Directors of the Corporation shall be Jason Fisherman and Alison DeBord; and the initial Class III Directors of the Corporation shall be David Scheer and Gerald Wisler. The initial Class I Directors shall serve for a term expiring at the annual meeting of stockholders to be held in 2008, the initial Class II Directors shall serve for a term expiring at the annual meeting of stockholders to be held in 2009, and the initial Class III Directors shall serve for a term expiring at the annual meeting of stockholders to be held in 2010. At each annual meeting of stockholders, Directors elected to succeed those Directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. Notwithstanding the foregoing, the Directors elected to each class shall hold office until their successors are duly elected and qualified or until their earlier resignation or removal.

Notwithstanding the foregoing, whenever, pursuant to the provisions of Article IV of this Certificate, the holders of any one or more series of Preferred Stock shall have the right, voting separately as a series or together with holders of other such series, to elect Directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Certificate and any certificate of designations applicable thereto.

3. Vacancies. Subject to the rights, if any, of the holders of any series of Preferred Stock to elect Directors and to fill vacancies in the Board of Directors relating thereto, any and all vacancies in the Board of Directors, however occurring, including, without limitation, by reason of an increase in size of the Board of Directors, or the death, resignation, disqualification or removal of a Director, shall be filled solely and exclusively by the affirmative vote of a majority of the remaining Directors then in office, even if less than a quorum of the Board of Directors, and not by the stockholders. Any Director appointed in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of Directors in which the new directorship was created or the vacancy occurred and until such Director’s successor shall have been duly elected and qualified or until his or her earlier resignation, death or removal. Subject to the rights, if any, of the holders of any series of Preferred Stock to elect Directors, when the number of Directors is increased or decreased, the Board of Directors shall, subject to Article VI.3 hereof, determine the class or classes to which the increased or decreased number of Directors shall be apportioned; provided, however, that no decrease in the number of Directors shall shorten the term of any incumbent Director. In the event of a vacancy in the Board of Directors, the remaining Directors, except as otherwise provided by law, shall exercise the powers of the full Board of Directors until the vacancy is filled.

4. Removal. Subject to the rights, if any, of any series of Preferred Stock to elect Directors and to remove any Director whom the holders of any such stock have the right to elect, any Director (including persons elected by Directors to fill vacancies in the Board of Directors) may be removed from office (i) only with cause and (ii) only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of Directors. At least forty-five (45) days prior to any meeting of stockholders at which it is proposed that any Director be removed from office, written notice of such proposed removal and the alleged grounds thereof shall be sent to the Director whose removal will be considered at the meeting.

ARTICLE VII

LIMITATION OF LIABILITY

A Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability (a) for any breach of the Director’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL or (d) for any transaction from which the Director derived an improper personal benefit. If the DGCL is amended after the effective date of this Certificate to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Any repeal or modification of this Article VII by either of (i) the stockholders of the Corporation or (ii) an amendment to the DGCL, shall not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a person serving as a Director at the time of such repeal or modification.

ARTICLE VIII

AMENDMENT OF BY-LAWS

1. Amendment by Directors. Except as otherwise provided by law, the By-laws of the Corporation may be amended or repealed by the Board of Directors by the affirmative vote of a majority of the Directors then in office.

2. Amendment by Stockholders. The By-laws of the Corporation may be amended or repealed at any annual meeting of stockholders, or special meeting of stockholders called for such purpose as provided in the By-laws, by the affirmative vote of at least 75% of the outstanding shares entitled to vote on such amendment or repeal, voting together as a single class; provided, however, that if the Board of Directors recommends that stockholders approve such amendment or repeal at such meeting of stockholders, such amendment or repeal shall only require the affirmative vote of the majority of the outstanding shares entitled to vote on such amendment or repeal, voting together as a single class.

ARTICLE IX

AMENDMENT OF CERTIFICATE OF INCORPORATION

The Corporation reserves the right to amend or repeal this Certificate in the manner now or hereafter prescribed by statute and this Certificate, and all rights conferred upon stockholders herein are granted subject to this reservation. Effective from and after the Mandatory Conversion Time, whenever any vote of the holders of voting stock is required to amend or repeal any provision of this Certificate, and in addition to any other vote of holders of voting stock that is required by this Certificate or by law, such amendment or repeal shall require the affirmative vote of the majority of the outstanding shares entitled to vote on such amendment or repeal, and the affirmative vote of the majority of the outstanding shares of each class entitled to vote thereon as a class, at a duly constituted meeting of stockholders called expressly for such purpose; provided, however, that the affirmative vote of not less than 75% of the outstanding shares entitled to vote on such amendment or repeal, and the affirmative vote of not less than 75% of the outstanding shares of each class entitled to vote thereon as a class, shall be required to amend or repeal any provision of Article V, Article VI, Article VII, Article VIII or Article IX of this Certificate.

[End of Text]

THIS AMENDED AND RESTATED CERTIFICATE OF INCORPORATION is executed as of this      day of                      2007.

AEGERION PHARMACEUTICALS, INC.

By:
Name:	Gerald Wisler
Title:	President and CEO